UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-30191

Kronos Advanced Technologies, Inc.

(Exact name of registrant as specified in its charter)

464 Common Street, Suite 301, Belmont, Massachusetts, 02478, (617) 993-9965

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.001 Per Share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☒
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:  435

Pursuant to the requirements of the Securities Exchange Act of 1934, Kronos Advanced Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 13, 2009	By:	/s/ Richard F. Tusing
	Name:	Richard F. Tusing
	Title:	Acting President, acting Chief Executive Officer, acting Principal Executive Officer, Chief Financial Officer, Principal Financial Officer, Chief Operating Officer, Treasurer, Secretary